Exhibit 99.3

AVRICORE HEALTH SUCCESSFULLY INTEGRATES ID NOW™ RAPID PCR TEST DEVICE, OFFERING REAL-TIME COVID-19 REPORTING DIRECT FROM INSTRUMENT FOR FIRST TIME.

Earlier this fall, the Company announced a joint working agreement to integrate a major manufacturer’s devices with its HealthTab™ data reporting platform for deployment in Canada, resulting in new testing capabilities, including COVID-19 molecular PCR results via the ID Now™.

VANCOUVER, BRITISH COLUMBIA – December 14, 2020 – AVRICORE HEALTH INC. (TSXV: AVCR) (the "Company" or “AVCR”) is pleased to announce that its engineering team, led by Chief Technology Officer, Rodger Seccombe, have successfully integrated its real-time reporting platform HealthTab™ and the ID Now™, a molecular PCR point-of-care device manufactured by Abbott Diagnostics.

The Company will now offer to jurisdictions deploying these devices the only real-time reporting platform capable of securely transmitting COVID-19 test results automatically from the instrument to patients, healthcare teams and key agencies, significantly increasing the speed and accuracy of information sharing and reducing workload. HealthtabTM features a patient facing web-portal as well as the ability for direct integration of data into COVID-19 contact tracing apps already deployed.  Healthcare teams and agencies can receive real-time case reporting to streamline contact tracing, identify outbreaks and better deploy resources.

“Thanks to the technical team at the manufacturer, we were able to build and test this interface quickly and seamlessly,” said Rodger Seccombe, Avricore Health’s CTO. ‘We’re excited to be able to offer an automated point-of-care data management solution for community-based testing sites that don’t have the information systems or technical resources you find in a hospital or medical laboratory.

The Company hopes to secure agreements with jurisdictions deploying the approximately 3800 ID Now™ devices and more than 8 million tests being supplied by the Government of Canada. The devices and tests are expected to add testing capacity within rural and Indigenous communities, long-term care facilities and hospitals as they can conduct high-quality molecular tests onsite.

“The combination of high-quality instruments and real-time reporting makes point-of-care test deployment faster and more reliable than ever,” said Avricore Health CEO, Hector Bremner. “We’ve been hearing from those on the frontlines that this is overdue, and we are really proud to now offer this critical service.”

The HealthtabTM web-enabling hardware and software as a service reporting system is available for a monthly licencing fee. The Company is embarking on its marketing and awareness efforts with health regions and hopes to see systems deployed in the near future.

The Company is proceeding with the $874,000 second tranche of its previously announced non-brokered private placement. The second tranche is comprised of up to 8,740,000 units at $0.10 per unit for gross proceeds of up to $874,000. Each Unit consists of one common share and one transferrable share purchase warrant. Each warrant will entitle the holder thereof to purchase one additional common share for a period of 12 months from the closing date of the offering at a price of $0.15 per common share provided that if the closing price of the common shares of the Company on any stock exchange or quotation system on which the common shares are then listed or quoted is equal to or greater than $0.20 for a period of fifteen (15) consecutive trading days, the Company will have the right to accelerate the expiry of the warrants to a date that is not less than ten (10) business days from the date notice is given. The Company may pay finders fees of up to 5% cash and 5% finders warrants on a portion of the placement. Refer to the Company’s news release of October 14, 2020 for additional details.

About HealthTab™ + RASTR

HealthTab™ is a proven point-of-care screening system, designed to support pharmacists evolving role. The system empowers patients to be proactive about their health by directly measuring and monitoring key safety tests and biomarkers of chronic disease. The HealthTab™ test is simple, fast, lab-accurate, and requires just a few drops of blood from a finger stick.  Results can be printed in-store or accessed securely online.

Typically, HealthTab™ utilizes the Piccolo Xpress, an Abaxis Global Diagnostics chemistry analyzer, however, the system is designed to interface with other devices and third-party applications.

As part of this direction for HealthTab™, the Company developed a revolutionary model for utilizing the system’s unique ability to offer real-time evaluations of treated populations and even real-world evaluation clinical trials.

The name for this approach is Rapid Access Safety Test Reporting, or RASTR Network, whereby the network of HealthTab™ systems feedback de-identified data through to electronic health records and data management systems via its API capabilities.  This is the first platform of harmonized analyzers, with fully integrated data-flow, for blood chemistry results to be sent to consumers, their healthcare teams and sponsors; such as researchers, insurance providers and the life-science sector.

The significance of this approach to the market is the enhanced access to screening and early detection of disease, better data for physicians and pharmacists to support their patients, plus new opportunities to conduct research and ensure patient safety.

About Avricore Health Inc.

Avricore Health Inc. is committed to becoming a health innovator and applying technologies at the forefront of science to core health issues at the community pharmacy level. The Company's goal is to empower consumers, patients and pharmacists with innovative technology, products, services and information to monitor and optimize health. www.avricorehealth.com

Contact:

Hector Bremner, CEO 604-773-8943
info@avricorehealth.com
www.avricorehealth.com

Cautionary Note Regarding Forward-Looking Statements

Information in this press release that involves Avricore Health's expectations, plans, intentions or strategies regarding the future are forward-looking statements that are not facts and involve a number of risks and uncertainties. Avricore Health generally uses words such as "outlook," "will," "could," "would," "might," "remains," "to be," "plans," "believes," "may," "expects," "intends," "anticipates," "estimate," "future," "positioned," "potential," "project," "remain," "scheduled," "set to," "subject to," "upcoming," and similar expressions to help identify forward-looking statements. In this press release, forward-looking statements include statements regarding: the completion of the placement and the expected timing thereof and the Company's expected use of proceeds from the placement; the unique features that the HealthTab™ platform offers to pharmacists and patients. Forward-looking statements reflect the then-current expectations, beliefs, assumptions, estimates and forecasts of Avricore Health's management. The forward-looking statements in this press release are based upon information available to Avricore Health as of the date of this press release. Forward-looking statements believed to be true when made may ultimately prove to be incorrect. These statements are not guarantees of the future performance of Avricore Health and are subject to a number of risks, uncertainties and other factors, some of which are beyond its control and may cause actual results to differ materially from current expectations, including without limitation: failure to meet regulatory requirements; changes in the market; potential downturns in economic conditions; and other risk factors described in Avricore's public filings. These forward-looking statements speak only as of the date on which they are made, and the Company undertakes no obligation to update them publicly to reflect new information or the occurrence of future events or circumstances, unless otherwise required to do so by law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.